Suite 3120 - 666 Burrard Street,
Vancouver, British Columbia
Canada  V6C 2X8
Tel:  (604) 687-6600
Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932
Email:  info@aurizon.com
Web Site:  www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Amex – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No.  10 - 2010

APRIL 14, 2010
FOR IMMEDIATE RELEASE

NEW RESULTS CONFIRM EXTENSIONS OF THE HOSCO ZONE
AT JOANNA

Aurizon Mines Ltd. (TSX: ARZ; NYSE Amex: AZK) is pleased to announce results from its infill drilling program on the extensions of the pit contour of the Hosco Zone at its Joanna project, located 20 kilometres from Rouyn-Noranda, in north-western, Quebec.

Results of twenty eight (28) new holes totalling 4,403 metres are included in this release.  These holes were completed with the objective to increase the mineral resources using a drill spacing of 50 metres.  Both eastern and western extensions of the planned pit contour are currently being tested down to a depth of 100 metres.

Of the twenty eight (28) holes, eleven (11) holes returned at least one interval above 1.0 gram of gold per tonne over 15 metres (true thickness), including three (3) holes with  intervals  above 1.5 grams of gold per tonne over 25 metres (true thickness).

In the western extension, best results came from hole JA-10-522 with 1.7 grams of gold per tonne over 47.4 metres (true width) and hole JA-10-525 with 3.0 grams of gold per tonne over 28.9 metres (true width).  These two holes are located 875 metres west of the actual pit limit and 50 metres below the surface.

In the eastern extension, the best result was encountered 25 metres below the surface and 200 metres from the pit limit in hole JA-09-499 with 2.0 grams of gold per tonne over 16.0 metres.  As previously observed from holes drilled in the Hosco Zone hanging wall (see Aurizon news release dated
February 10th 2010), a high grade interval of 33.2 grams of gold per tonne over 1.0 metre has been intercepted further down in the same hole.

The results of twenty three (23) holes representing one or more individual mineralized intersections with grades over 1.0 grams of gold per tonne and a minimum width of 5 metres are reported in detailed tables attached to this new release for the western and eastern extensions of the Hosco Zone.  An additional table indicates distinct intersections of more than 10 grams of gold per tonne.  The details of five (5) holes returning mineralized intersections below the aforementioned limits are not included in the table.

The attached sketch shows the location of the holes which returned the best results, being those with a metal factor of 20 or higher (calculated as the true width in metres x the gold grade in grams per tonne).

Aurizon Mines Ltd.

News Release – April 14, 2010
New Results Confirm Extensions of the Hosco Zone at Joanna

Western extension

All the holes intersected mineralization south of the Cadillac Fault (South Zone mineralization).  The South zone is a continuous structure over 900 metres along strike with thickness between 5 and 50 metres.  Mineralization north of the fault (North zone) has also been intersected.  The North zone has been followed over 400 metres along strike, with thicknesses varying between 10 and 35 metres.

Generally, higher grades are located in holes with a high level of alteration and deformation.  The amount of sulphides (arsenopyrite, pyrrhotite and pyrite) remains between 2% and 5%.  Mineralization is open down dip and along strike.

Eastern extension

Mineralization has been intersected 100 metres east of the proposed Hosco pit along 150 metres of strike extension.  There are three (3) parallel zones, each approximately 50 metres apart, with thicknesses varying between 5 and 25 metres.  Mineralization is associated with centimetric to metric white quartz vein generally sub-parallel with the structure.  The zones are open to the east and down dip.

Hosco Zone

In the Hosco Zone area, gold mineralization is located within two lenses located on both sides of the Cadillac break both dipping 55 degrees to the North.  The South zone extends for more than 1,100 metres along the entire length of the deposit.  The North zone is restricted to an extension of 500 metres.  The cut-off grade of 0.5 grams of gold per tonne over a minimum of 5 metres was used to estimate the mineral resources as established in the Hosco Pre-Feasibility Study.

The Hosco Pre-Feasibility Study was prepared by BBA Inc., Montreal, Quebec with contributions from other leading engineering firms and consultants, in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects.  The Hosco Pre-Feasibility Study established diluted mineral reserves of 23.6 million tonnes at 1.3 grams of gold per tonne for 995,600 ounces.

Based on the assumptions and parameters and subject to the qualifications described in the Hosco
Pre-Feasibility Study, an initial open pit mining operation is expected to produce approximately 110,000 ounces of gold annually over an initial eight year mine life.

In addition, the Joanna Project hosts measured and indicated mineral resources of 11.9 million tonnes at 1.5 grams of gold per tonne for 569,000 ounces and inferred mineral resources of 30.9 million tonnes at 1.4 grams of gold per tonne for 1,349,000 ounces.

Outlook

The results reported in this news release will be integrated into a new mineral resource estimate to be prepared by SGS Geostat Ltd.  Further results are currently pending for fifty-three (53) holes drilled in the western and eastern extensions of Hosco Zone.  For the remainder of the year, it is planned that two to three drill rigs will be active on the property to achieve a budgeted 25,000 metres of exploration and infill drilling for surface targets covering various extensions to the Hosco deposit, the Alexandria property and the Heva deposit.

Aurizon Mines Ltd.

News Release – April 14, 2010
New Results Confirm Extensions of the Hosco Zone at Joanna

Quality Control

Core assays are performed on core sawed in half, with standard fire assay procedures and atomic absorption finition.  Certified reference material, duplicate and blanks are inserted in the sample sequence for quality control.  Assay checking on pulp and coarse rejects are carried out on approximately 10% of samples.  For additional information on Quality Assurance and Quality control, refer to the previously mentioned pre-feasibility study.  Primary assaying is performed by ALS Chemex and check assays were carried out by Laboratoire d’Analyse Bourlamaque of Val d’Or.

Drill hole planning, implementation and the quality control program is supervised by Martin Demers P.Geo., Exploration manager, a qualified person as defined by National Instrument 43-101.  Mr. Demers is also responsible for the scientific and technical information in this news release.

Additional Information

One sketch is attached showing the Hosco area of the Joanna property.  Detailed results from the additional holes are reported in the tables attached.  All other information previously released on the Joanna Project is also available on the Aurizon website.

Forward Looking Information

This news release contains forward looking statements and information.  Readers are referred to the section titled “Forward Looking Statements and Information” at the end of this news release for additional information on the nature of such information and associated assumptions and risks.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Martin Bergeron, Vice President Telephone: 819-874-4511 Fax: 819-874-3391
Web Site: www.aurizon.com; Email: info@aurizon.com
Or

Renmark Financial Communications Inc.
2080 Rene-Levesque Blvd. West
Montreal, QC
H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Maurice Dagenais: mdagenais@renmarkfinancial.com
Media: Lynn Butler: lbutler@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

Aurizon Mines Ltd.

News Release – April 14, 2010
New Results Confirm Extensions of the Hosco Zone at Joanna

Forward Looking Statements and Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  The forward-looking information contained in this news release is made as of the date of this news release.

Specifically, this news release contains forward-looking information regarding the results and projections contained in the prefeasibility study, including estimated mineral resources and reserves, the expected mine life, recovery and expectations of future work programs.  The forward-looking information contained in this news release is made as of the date of this news release and, except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.

Such forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral reserves and mineral resource estimates and the projections included in the Hosco Pre Feasibility Study, the key assumptions and parameters on which such estimates and projections are based, as set out in the Hosco Pre Feasibility Study. , Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information.  Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that actual mineral resources and mineral reserves are not as estimated, that actual costs or actual results of exploration, construction and operation are materially different than expected; that changes in project parameters as plans continue to be refined results in increased costs, of unexpected variations in mineral resources, grade or recovery rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors and other risks more fully described in Aurizon’s Annual Information Form filed with the  securities commission of all of the provinces and territories of Canada  and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to not be as anticipated, estimated or intended.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

CAUTIONARY NOTE TO US READERS AND INVESTORS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “measured”; “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Readers and Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred mineral resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This News Release uses the term” measured” and “indicated” mineral resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. readers and investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

Aurizon Mines Ltd.

News Release – April 14, 2010
New Results Confirm Extensions of the Hosco Zone at Joanna

High grade
Hole	E	Zone	From	To	Length along the hole	True width	Gold grade
	(m)		(m)	(m)	(m)	(m)	(g/t)
JA-10-503	8150	N	96.0	97.3	1.3	1.3	21.7
JA-10-520	7375	S	66.0	67.0	1.0	1.0	23.5
JA-09-499	9500	S	161.1	162.1	1.0	1.0	33.2
JA-10-504	9550	S	51.5	52.5	1.0	1.0	11.8
West Extension
Hole	E	Zone	From	To	Length along the hole	True width	Gold grade
	(m)		(m)	(m)	(m)	(m)	(g/t)
JA-10-502	8100	S	28.5	36.5	8.0	7.9	1.6
		S	43.4	48.5	5.1	5.0	1.3
		S	63.0	73.5	10.5	10.4	1.2
JA-10-503	8150	N	67.6	102.3	34.7	34.2	1.9
		S	170.5	176.0	5.5	5.4	1.3
JA-10-506	8150	S	100.0	110.0	10.0	9.8	1.3
JA-10-505	8150	S	14.2	22.0	7.8	7.6	1.2
		S	31.5	37.3	5.8	5.6	1.0
		S	42.0	54.6	12.6	12.4	1.7
JA-10-507	8050	N	85.0	104.0	19.0	18.7	1.2
		S	196.6	201.7	5.1	5.0	2.0
JA-10-509	8050	N	34.5	44.0	9.5	9.3	1.0
		S	80.7	95.6	14.9	14.5	1.1
JA-10-510	7950	N	64.0	77.0	13.0	12.8	1.0
		N	100.0	110.0	10.0	9.8	1.0
		S	137.5	146.5	9.0	8.9	1.2
		S	178.2	201.0	22.8	22.4	1.0
JA-10-511	8000	N	29.3	38.3	9.0	8.8	1.3
		S	59.6	68.6	9.0	8.9	1.7
JA-10-513	7850	N	51.0	61.0	10.0	9.8	1.2
		S	150.0	155.1	5.1	5.0	1.2
JA-10-514	7950	N	10.0	18.5	8.5	8.3	3.8
		S	72.0	82.0	10.0	9.8	1.5
JA-10-515	7900	S	62.0	73.0	11.0	10.9	1.4
		S	81.0	86.1	5.1	5.0	1.1
JA-10-516	7850						NIL
JA-10-517	7800						NIL
JA-10-519	7400	S	40.5	63.0	22.5	22.2	1.4
JA-10-520	7375	S	20.0	44.5	24.5	24.0	1.9
JA-10-521	7375	S	73.5	78.6	5.1	5.0	1.2
		S	96.0	105.0	9.0	8.9	2.3
		S	112.0	117.1	5.1	5.0	1.7
		S	126.0	137.0	11.0	10.8	1.6
JA-10-522	7350	S	41.0	89.0	48.0	47.4	1.7
		S	96.0	102.0	6.0	5.9	1.4
JA-10-523	7325.0	S	43.5	57.0	13.5	13.3	1.5
JA-10-524	7325	S	117.4	123.0	5.6	5.0	2.0
		S	144.0	155.0	11.0	9.9	2.4
JA-10-525	7300	S	65.6	72.6	7.0	6.8	1.5
		S	77.4	107.0	29.6	28.9	3.0
JA-10-534	7300	S	78.5	85.5	7.0	6.8	1.5
		S	109.5	118.5	9.0	8.1	2.1
		S	133.5	139.1	5.6	5.0	1.1
		S	155.5	175.5	20.0	18.0	1.4

Aurizon Mines Ltd.

News Release – April 14, 2010
New Results Confirm Extensions of the Hosco Zone at Joanna

East Extension
Hole	E	Zone	From	To	Length along the hole	True width	Gold grade
	(m)		(m)	(m)	(m)	(m)	(g/t)
JA-09-498	9550	S	28.5	49.3	20.8	20.5	1.0
		S	89.8	96.6	6.8	6.7	1.1
		S	139.5	147.5	8.0	7.9	1.7
JA-09-499	9500	S	48.7	65.3	16.6	16.4	2.0
JA-10-500	9450						NIL
JA-10-501	9500						NIL
JA-10-504	9550	S	22.0	30.7	8.7	8.5	1.6
JA-10-508	9450	S	67.7	90.5	22.8	22.3	1.4
		S	125.3	131.2	5.9	5.8	1.2
JA-10-512	9400						NIL

Aurizon Mines Ltd.

News Release – April 14, 2010
New Results Confirm Extensions of the Hosco Zone at Joanna

AURIZON MINES LTD.
JOANNA PROJECT (QUEBEC)
Composite Longitudinal Section
April 14, 2010
W
E
7500E
8000E
8500E
9000E
9500E
Hosco
Surface
5010m
4700m
4400m
1.7/47.4
1.9/24.0
1.5/13.3
1.4/22.2
3.0/28.9
2.3/8.9
2.4/9.9
1.4/18.0
3.8/8.3
1.0/22.4
1.2/18.7
1.7/12.4
1.9/34.2
2.0/16.4
1.4/22.3
1.0/20.5
Proposed Pit Outline
Diabase Dyke
New hole reported
North zone
South zone
2.4/15.0 =g/t Au/m (true width)
5 km
Heva Area
Hosco Area
Alexandria Area
Proven & Probable Reserves : 995,600 oz
Measured & Indicated Resources : 568,700 oz
Inferred Resources : 1,349,000 oz
Joanna
Proven & Probable Reserves
Measured & Indicated Resources
Inferred Resources
Past Production
Existing Infrastructure
Pit Contour
AURIZON
JOANNA PROJECT
QUEBEC
Mineral Reserves & Resources
as of December 31, 2009